March 18, 2016

Securities and Exchange Commission (the “SEC”)

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Chemours Company (the “Company”) Registration Statement on Form S-4 File No. 333-210291

Ladies and Gentlemen:

This letter is provided to the staff of the SEC (the “Staff”) in connection with the Company’s registration statement referenced above relating to the offers (the “Exchange Offers”) to exchange the Company’s:

•	$1,350,000,000 aggregate principal amount of its new 6.625% Senior Notes due 2023 (the “2023 Dollar Exchange Notes”), that will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for all of its outstanding $1,350,000,000 aggregate principal amount of 6.625% Senior Notes due 2023 issued on May 12, 2015 (the “2023 Dollar Outstanding Notes”);

•	$750,000,000 aggregate principal amount of its new 7.000% Senior Notes due 2025 (the “2025 Dollar Exchange Notes”), that will be registered under the Securities Act, for all of its outstanding $750,000,000 aggregate principal amount of 7.000% Senior Notes due 2025 issued on May 12, 2015 (the “2025 Dollar Outstanding Notes”); and

•	€360,000,000 aggregate principal amount of its new 6.125% Senior Notes due 2023 (the “Euro Exchange Notes,” and collectively with the 2023 Dollar Exchange Notes and the 2025 Dollar Exchange Notes, the “Exchange Notes”), that will be registered under the Securities Act, for all of its outstanding €360,000,000 aggregate principal amount of 6.125% Senior Notes due 2023 issued on May 12, 2015 (the “Euro Outstanding Notes,” and collectively with the 2023 Dollar Outstanding Notes and the 2025 Dollar Outstanding Notes, the “Outstanding Notes”).

The Company hereby informs the Staff that it is registering the Exchange Offers in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1989) (the “Exxon Capital Letter”); Morgan Stanley & Co., Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”). Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above referenced registration statement, which was filed with the SEC on March 18, 2016.

The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers, and to the best of the Company’s information and belief, each entity participating in the Exchange Offers is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers. In this regard, the Company will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that if such person is participating in the Exchange Offers for the purpose of distributing Exchange Notes, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter or interpretive letters of similar intent, and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

March 18, 2016

Securities and Exchange Commission (the “SEC”)

The Company acknowledges that such a secondary resale transaction by a person participating in the Exchange Offers should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, as required by the Staff pursuant to the Shearman & Sterling letter, the Company will (i) make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes, and (ii) include in the letter of transmittal to be executed by a recipient of Exchange Notes in the Exchange Offers (the “Transmittal Letter”) language to the effect that if such exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offers. The Transmittal Letter also will include a statement to the effect that by acknowledging the foregoing and delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” with the meaning or the Securities Act.

If you have any questions regarding the foregoing please contact Kristine M. Wellman, Associate General Counsel, at The Chemours Company, 1007 Market Street, Wilmington, Delaware 19899, Telephone: (302) 773-0091, Email: KRISTINE.M.WELLMAN@chemours.com.

Sincerely,

The Chemours Company

By:	/s/ Kristine M. Wellman
Name: Kristine M. Wellman
Title: Associate General Counsel